Exhibit 99(A)

                                                         N E W S   R E L E A S E

For immediate release

Contact: Mary Bergo Vermylen
        (212-891-6719)

New York, March 20, 1997 -- CapMAC Holdings Inc. (NYSE: KAP) today announced that net operating earnings for the first quarter of 1997 will be lower than some expectations and less than the prior year's first quarter. The primary reason is that advisory and other fees will be less than the record level of advisory and other fees during the first quarter of 1996. CapMAC Holdings estimates first quarter 1997 fully diluted operating earnings will be approximately $0.30 to $0.33 a share. Fee income for the first quarter is expected to be between $3.0 and $4.0 million. "As we have always emphasized to our shareholders, we cannot predict the level of fee income from quarter to quarter," said John B. Caouette, Chairman and Chief Executive Officer of CapMAC Holdings. He stated further, "However, we have no reason to change our outlook regarding CapMAC Holdings' performance for the year as a whole. Our portfolio continues to perform well, our pipeline remains strong, and we continue to build our business for the future."

In addition, the Company announced that it expects to realize a non-operating charge of approximately $3.5 to $4.0 million to earnings reflecting a further write-down of its remaining $9.0 million investment in TMG Group, a derivatives subsidiary of The Mutual Life Group of Canada ("The Mutual Group"). CapMAC Holdings is a minority investor in TMG Group. The Mutual Group is currently recapitalizing TMG Group, which will significantly reduce CapMAC Holdings' equity interest in this company. In the fourth quarter of 1996, CapMAC Holdings realized a $2.0 million capital loss on this investment. The $3.5 to $4.0 million write-off will be partially offset by $2 million of securities gains realized on the Company's securities portfolio. The net effect will reduce first quarter fully diluted non-operating earnings by approximately $0.06 a share. After this write-off, CapMAC Holdings' remaining investment in TMG Group will be approximately $5.0 million. Mr. Caouette said, "I would emphasize that our investment in TMG Group has nothing whatsoever to do with the outlook for CapMAC Holdings' basic business of credit enhancement and financial structuring, which remains quite strong."

CapMAC Holdings Inc., through its subsidiaries, provides financial guarantee insurance, principally in the domestic and international structured finance and asset-backed markets; advisory and structuring services in connection with structured and asset-backed financings; investment management; and access to funding for its customers through third-party owned and managed securitization funding vehicles.

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